Filed Pursuant to Rule 424(b)(3)
Registration Statement File No. 333-171134

PROSPECTUS SUPPLEMENT

(To the Prospectus dated March 18, 2011)

IDENTIVE GROUP, INC.

8,195,252 Shares of Common Stock

This prospectus supplement supplements the information contained in the Prospectus dated March 18, 2011, as supplemented to date, relating to the resale or other disposition of up to 8,195,252 shares of the common stock, par value $0.001 per share, of Identive Group, Inc. by the selling stockholders named in the Prospectus, certain of whom are our officers, directors and affiliates, together with any of their pledgees, donees, transferees or other successors-in-interest, from time to time. We will not receive any of the proceeds from the sale of any shares of common stock by the selling stockholders, but we will incur expenses in connection with the registration of these shares. We will, however, receive proceeds in the event that some or all of the warrants held by the selling stockholders are exercised.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

This prospectus supplement is filed for the purposes of including the information contained in the Current Report on Form 8-K of Identive Group, Inc., filed with the Securities and Exchange Commission on May 27, 2011.

Investing in our common stock involves a high degree of risk. We urge you to carefully read the section entitled “Risk Factors” beginning on page 4 of the Prospectus and all other information included or incorporated therein by reference in its entirety before you decide whether to buy our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 27, 2011.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 27, 2011

Identive Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-29440	77-0444317
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1900-B Carnegie Avenue, Santa Ana, California	92705
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (949) 250-8888

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On May 27, 2011, Identive Group, Inc. (the “Company”) closed the public offering (the “Offering”) of 7,843,137 shares of its common stock at a price of $2.55 per share, less underwriting discounts and commissions. The Company issued a press release announcing the closing of the Offering. A copy of the press release is filed herewith as Exhibit 99.1 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press Release dated May 27, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Identive Group, Inc.

May 27, 2011	By:	/s/ Melvin Denton Thompson
Melvin Denton-Thompson
Chief Financial Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated May 27, 2011.

Exhibit 99.1

IDENTIVE ANNOUNCES CLOSING OF COMMON STOCK OFFERING

SANTA ANA, Calif. and ISMANING, Germany, May 27, 2011 – Identive Group, Inc. (“Identive”) (NASDAQ:INVE; Frankfurt:INV), a provider of products, services and solutions for the security, identification and RFID industries, today announced the closing of its previously announced public offering of 7,843,137 shares of its common stock at a price to the public of $2.55 per share. The net proceeds to Identive from the sale of the shares, after deducting underwriting discounts and commissions and estimated offering expenses, were approximately $18.3 million. As previously disclosed, the underwriters have an option, exercisable for 30 days from May 24, 2011, to purchase up to 1,176,470 additional shares solely to cover overallotments. If the underwriters exercise their over-allotment option in full, additional gross proceeds from the offering, before underwriting discounts and commissions and other offering expenses, will be approximately $3.0 million. Cowen and Company, LLC and Morgan Joseph TriArtisan LLC acted as joint book-running managers for the public offering.

Identive shares offered in the underwritten offering were issued pursuant to an effective shelf registration statement that was previously filed with the SEC and was declared effective on May 3, 2011. Copies of the final prospectus supplement and the accompanying prospectus relating to the underwritten public offering may be obtained from Cowen and Company, LLC (c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department, Phone: 631-274-2806, Fax: 631-254-7140) or Morgan Joseph TriArtisan LLC, 600 Fifth Avenue, 19th Floor, New York, NY 10020, Attn: Prospectus Department, Phone: 212-218-3970, Fax: 212-218-3705. An electronic copy of the prospectus supplement and the accompanying prospectus relating to the underwritten offering is available on the website of the SEC at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of offers to buy any securities of Identive, and shall not constitute an offer, solicitation or sale of any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Identive Group

Identive Group, Inc. (NASDAQ: INVE; Frankfurt: INV) is an international technology company focused on building the world’s signature group in secure identification-based technologies. The businesses within Identive Group provide products and solutions in the areas of physical and logical access control, identity management and RFID systems to governments, commercial and industrial enterprises and consumers. For additional info visit: www.identive-group.com.

Contacts
Darby Dye	AnnikaOelsner
+1 949 553-4251	+49 89 9595 5220
ddye@identive-group.com	aoelsner@identive-group.com